Exhibit 99.1

NANO Nuclear Energy and Digihost Technology Announce
Submission to New York State Energy Research and Development
Authority’s Request for Information

Digihost and NANO Nuclear look to support New York State’s Energy Plan to build advanced, clean and affordable nuclear energy

Miami, FL and New York, NY – December 17, 2024 – Digihost Technology Inc. (“Digihost”) (NASDAQ/TSXV: DGHI), an innovative energy infrastructure company developing data centers, and NANO Nuclear Energy Inc. (NASDAQ: NNE) (“NANO Nuclear”), a leading advanced nuclear energy and technology company focused on developing portable, clean energy solutions, today announced a joint submission to a New York State Energy Research and Development Authority (NYSERDA) Request for Information (RFI) concerning the development of advanced nuclear energy technologies in New York State.

This joint submission builds on the Memorandum of Understanding (MOU) between NANO Nuclear and Digihost that was announced on December 13 to advance the transition to carbon-free energy at Digihost’s 60-megawatt power plant in upstate New York. It also establishes NANO Nuclear as a key participant in New York State's pursuit of strategic partnerships and initiatives that align with its goals of achieving a zero-emission grid in its future for all New Yorkers. The collaboration with Digihost further enables NANO Nuclear to offer New York practical strategies and innovative solutions to address energy challenges faced by industries within the state.

The RFI was initially announced by New York state on November 15, 2024. The RFI aims to gather information and gauge market interest for increased deployment of renewables and promoting the development of advanced nuclear technology such as NANO Nuclear’s “ZEUS” and “ODIN” microreactors in development.

Figure 1 - NANO Nuclear Energy Inc. and Digihost Technology Inc. File a Joint Response to the New York State
Energy Research and Development Authority’s Request for Information Regarding the Development of Advanced
Nuclear Energy Technologies in the State of New York.

“Our joint response to the NYSERDA RFI brings us a step towards a cleaner and more efficient New York State,” said Michel Amar, CEO of Digihost Technology. “In addition to our 60-megawatt facility, nuclear powered solutions have the potential to reshape many other energy-intensive operations throughout the state. We are particularly pleased to partner with NANO Nuclear on this initiative and look forward to our dialogue with New York State on this important issue.”

“We are excited to announce our joint response to New York’s Request for Information,” said Jay Yu, Founder and Chairman of NANO Nuclear. “Our proprietary microreactors in development are designed to produce reliable, scalable, and sustainable energy that companies like Digihost can use to power their operations. We are delighted to work alongside Digihost to provide New York State with a template for viable and cost-effective alternatives to highly polluting carbon-based energy forms and variable sources like wind or solar.”

About Digihost Technologies Inc.

Digihost is an innovative energy infrastructure company that develops data centers to drive the expansion of sustainable energy assets.

For more corporate information please visit:  https://www.digihostpower.com//

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For further Digihost Technology information, please contact:

Michel Amar, Chief Executive Officer

Email: IR@Digihostpower.com

Business Tel: (888)-474-9222

About NANO Nuclear Energy, Inc.

NANO Nuclear Energy Inc. (NASDAQ: NNE) is an advanced technology-driven nuclear energy company seeking to become a commercially focused, diversified, and vertically integrated company across five business lines: (i) cutting edge portable microreactor technology, (ii) nuclear fuel fabrication, (iii) nuclear fuel transportation, (iv) nuclear applications for space and (v) nuclear industry consulting services. NANO Nuclear believes it is the first portable nuclear microreactor company to be listed publicly in the U.S.

Led by a world-class nuclear engineering team, NANO Nuclear’s products in technical development are “ZEUS”, a solid core battery reactor, and “ODIN”, a low-pressure coolant reactor, each representing advanced developments in clean energy solutions that are portable, on-demand capable, advanced nuclear microreactors.

Advanced Fuel Transportation Inc. (AFT), a NANO Nuclear subsidiary, is led by former executives from the largest transportation company in the world aiming to build a North American transportation company that will provide commercial quantities of HALEU fuel to small modular reactors, microreactor companies, national laboratories, military, and DOE programs. Through NANO Nuclear, AFT is the exclusive licensee of a patented high-capacity HALEU fuel transportation basket developed by three major U.S. national nuclear laboratories and funded by the Department of Energy. Assuming development and commercialization, AFT is expected to form part of the only vertically integrated nuclear fuel business of its kind in North America.

HALEU Energy Fuel Inc. (HEF), a NANO Nuclear subsidiary, is focusing on the future development of a domestic source for a High-Assay, Low-Enriched Uranium (HALEU) fuel fabrication pipeline for NANO Nuclear’s own microreactors as well as the broader advanced nuclear reactor industry.

NANO Nuclear Space Inc. (NNS), a NANO Nuclear subsidiary, is exploring the potential commercial applications of NANO Nuclear’s developing micronuclear reactor technology in space. NNS is focusing on applications such as power systems for extraterrestrial projects and human sustaining environments, and potentially propulsion technology for long haul space missions. NNS’ initial focus will be on cis-lunar applications, referring to uses in the space region extending from Earth to the area surrounding the Moon's surface.

For more corporate information please visit: https://NanoNuclearEnergy.com/

For further NANO Nuclear information, please contact:
Email: IR@NANONuclearEnergy.com
Business Tel: (212) 634-9206

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Cautionary Statement

Trading in the securities of the Digihost and NANO Nuclear should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor The Nasdaq Stock Market accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Disclaimer of Digihost

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of Digihost’s expansion efforts, potential for Digihost’s long-term growth, and the business goals and objectives of Digihost. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; development and integration of clean energy solutions may not be completed on the timelines anticipated by Digihost, or at all; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by Digihost, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; an increase in natural gas prices may negatively affect the profitability of Digihost’s power plant; the digital currency market; Digihost’s ability to successfully mine digital currency on the cloud; Digihost may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on Digihost’s operations; the volatility of digital currency prices; and other related risks as more fully set out in Digihost's Annual Information Form and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of Digihost based on information currently available to Digihost. In connection with the forward-looking information contained in this news release, Digihost has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of Digihost’s assets going forward; Digihost’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of Digihost to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which Digihost operates; and there will be no regulation or law that will prevent Digihost from operating its business. Digihost has also assumed that no significant events occur outside of Digihost's normal course of business. Although Digihost believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. Digihost undertakes no obligation to revise or update any forward-looking information other than as required by law.

Cautionary Note Regarding Forward Looking Statements of NANO Nuclear

This news release and statements of NANO Nuclear’s in its collaborators’ management in connection with this news release or related events contain or may contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements (including, without limitation, those related to the potential benefits to NANO Nuclear of the RFI submission described herein) mean statements related to future events, which may impact NANO Nuclear’s expected future business and financial performance, and often contain words such as "expects", "anticipates", "intends", "plans", "believes", “potential”, "will", "should", "could", "would" or "may" and other words of similar meaning. These forward-looking statements are based on information available to NANO Nuclear as of the date of this news release and represent management's current views and assumptions. Forward-looking statements are not guarantees of future performance, events or results and involve significant known and unknown risks, uncertainties and other factors, which may be beyond NANO Nuclear's control. For NANO Nuclear, particular risks and uncertainties that could cause actual future results to differ materially from those expressed in forward-looking statements include but are not limited to the following: (i) risks related to NANO Nuclear’s U.S. Department of Energy (“DOE”), U.S. Nuclear Regulatory Commission (“NRC”) or state nuclear fuel licensing submissions, (ii) risks related the development of new or advanced technology, including difficulties with design and testing, cost overruns, regulatory delays and the development of competitive technology, (iii) NANO Nuclear's ability to obtain contracts and funding to be able to continue operations, (iv) risks related to uncertainty regarding our ability to technologically develop and commercially deploy a competitive advanced nuclear reactor or other technology in the timelines anticipated, if ever, (v) risks related to the impact of government regulation and policies including by the DOE and NRC, including those associated with the recently enacted ADVANCE Act, and (vi) similar risks and uncertainties associated with the operating an early stage business a highly regulated and rapidly evolving industry. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this news release. These factors may not constitute all factors that could cause actual results to differ from those discussed in any forward-looking statement, and NANO Nuclear therefore encourages investors to review other factors that may affect future results in its filings with the SEC, which are available for review at www.sec.gov and at https://ir.nanonuclearenergy.com/financial-information/sec-filings. Accordingly, forward-looking statements should not be relied upon as a predictor of actual results. NANO Nuclear does not undertake to update its forward-looking statements to reflect events or circumstances that may arise after the date of this news release, except as required by law.